                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

            For the fiscal year ended: December 31, 1997
                                       -----------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________ to __________

            Commision file number  0-23214  .
                                   ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST - TUCSON UNION

B. Name of issuer of the securities held persuant to the plan and the address of its principal executive office:

                             SAMSONITE CORPORATION
                             11200 EAST 45TH AVENUE
                             DENVER, COLORADO 80239


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     Samsonite Corporation Employee Savings Trust - Tucson Union
                     -----------------------------------------------------------


Date: July 13, 1998          By:      /s/Richard H. Wiley
      -------------              ------------------------------------------
                                      Richard H. Wiley
                                      Samsonite Corporation
                                      Chief Financial Officer and Treasurer

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union

                                                                        Contents
================================================================================

                Financial Statements (unaudited)

                   Statement of Net Assets Available for Benefits        3


                   Statement of Changes in Net Assets
                     Available for Benefits                              4


                   Summary of Accounting Policies                        5


                   Notes to Financial Statements                     6 - 8


                Schedule 1 - Item 27a - Schedule of Assets Held
                   for Investment Purposes (unaudited)                   9



                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union

               Statement of Net Assets Available for Benefits (unaudited)
================================================================================

                                                                        Investment Fund
                                ---------------------------------------------------------------------------------------------
                                 Fixed       Equity                                   Aggressive
                                 Income      Income     Balanced   Indexed   Growth     Growth     International   Samsonite
December 31, 1997                 Fund        Fund        Fund      Fund      Funds      Fund          Fund          Stock
-----------------------------------------------------------------------------------------------------------------------------
Assets:
Investments, at fair value:
 Guaranteed Income Fund         $4,528       $  -      $    -       $    -   $    -       $    -       $     -       $   -
 Lifetime 60                         -          -           -            -        -            -             -           -
 Lifetime 50                         -          -           -            -        -            -             -           -
 Lifetime 40                         -          -         155            -        -            -             -           -
 Lifetime 30                         -          -           -            -        -            -             -           -
 Lifetime 20                         -          -         919            -        -            -             -           -
Fidelity Equity Income II
 Fund                                -        530           -            -        -            -             -           -
Stock Market Index Fund              -          -           -            -        -            -             -           -
Fidelity Contrafund                  -          -           -            -        -            -             -           -
Founders Growth Fund                 -          -           -            -        -            -             -           -
PBHG Growth Fund                     -          -           -            -        -            -             -           -
Janus Worldwide Fund                 -          -           -            -        -            -             -           -
Samsonite Stock                      -          -           -            -        -            -             -           -
Loans to participates                -          -           -            -        -            -             -           -
-----------------------------------------------------------------------------------------------------------------------------
Total investments                4,528        530       1,074            -        -            -             -           -
-----------------------------------------------------------------------------------------------------------------------------

Net assets available
for benefits                    $4,528       $530      $1,074       $    -   $    -       $    -       $     -       $   -
=============================================================================================================================

                                                     Participant
December 31, 1997                         Total         Loans           Total
-------------------------------------------------------------------------------
Assets:
Investments, at fair value:
 Guaranteed Income Fund                  $4,528       $    -           $4,528
 Lifetime 60                                  -            -                -
 Lifetime 50                                  -            -                -
 Lifetime 40                                155            -              155
 Lifetime 30                                  -            -                -
 Lifetime 20                                919            -              919
Fidelity Equity Income II
 Fund                                       530            -              530
Stock Market Index Fund                       -            -                -
Fidelity Contrafund                           -            -                -
Founders Growth Fund                          -            -                -
PBHG Growth Fund                              -            -                -
Janus Worldwide Fund                          -            -                -
Samsonite Stock                               -            -                -
Loans to participates                         -            -                -
----------------------------------------------------------------------------------
Total investments                             -            -                -
----------------------------------------------------------------------------------

Net assets available
for benefits                             $6,132       $    -           $6,132
==================================================================================

See accompanying summary of accounting policies and notes to financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (unaudited)
================================================================================

                                                                       Investment Funds
                                   ------------------------------------------------------------------------------------------------
For the period from                                                                     Aggressive
inception (March 1, 1997)              Fixed    Equity    Balanced   Indexed  Growth     Growth    International  Samsonite
to December 31, 1997                   Fund      Fund       Fund      Fund     Fund       Fund         Fund         Stock    Total
-----------------------------------------------------------------------------------------------------------------------------------


Additions:
 Interest income                      $  205   $    -     $    -      $  -    $    -     $  -         $  -         $    -   $   205
 Net appreciation of investments           -        -         51         -         -        -            -              -        51
 Employee contributions (Note 1)       6,358    1,148      1,248       480     3,024      121          801          4,172    17,352
-----------------------------------------------------------------------------------------------------------------------------------


Total additions                        6,563    1,148      1,299       480     3,024      121          801          4,172    17,608
-----------------------------------------------------------------------------------------------------------------------------------


Deductions:
 Benefits and distributions            2,035      618        215       480     3,024      121          801          4,172    11,466
 Administrative expenses                   -        -         10         -         -        -            -              -        10
-----------------------------------------------------------------------------------------------------------------------------------


Total deductions                       2,035      618        225       480     3,024      121          801          4,172    11,476
-----------------------------------------------------------------------------------------------------------------------------------


Net increase                           4,528      530      1,074         -         -        -            -              -     6,132
-----------------------------------------------------------------------------------------------------------------------------------


Net assets available for benefits,
 beginning of period                       -        -          -         -         -        -            -              -       -
-----------------------------------------------------------------------------------------------------------------------------------


Net assets available for benefits,
 end of period                        $4,528     $530     $1,074      $  -    $    -    $   -         $  -         $    -   $ 6,132
===================================================================================================================================


See accompanying summary of accounting policies and notes to financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union

                                      SUMMARY OF ACCOUNTING POLICIES (unaudited)
================================================================================

Basis of               The accompanying financial statements have been prepared
Presentation           on the accrual basis of accounting.

Valuation of           Mutual funds are determined by quoted market prices,
Investments            where available. Purchases and sales of securities are
                       recorded as of the trade date.

Use of                 The preparation of financial statements in conformity
Estimates              with generally accepted accounting principles requires
                       management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period.
                       Actual results could differ from those estimates.

Payment                Distributions are recorded when paid.
of Distributions

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union

                                       NOTES TO FINANCIAL STATEMENTS (unaudited)
================================================================================

1.  Description of     The following description of the Samsonite Corporation
    the Plan           Employee Savings Trust Tucson Union (the "Plan") provides
                       only general information. Participants should refer to
                       the plan agreement for a more complete description of the
                       Plan's provisions.

                       General

                       The Plan is a defined contribution, 401(k) retirement plan covering all employees of Samsonite Corporation and its subsidiaries (the "Company") who are members of Local
                       Union No. 104. The CIGNA Retirement and Investment
                       Services ("CIGNA") is the Trustee effective March 1,
                       1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
                       ("ERISA").

                       Eligibility

                       Eligible employees of the Company may participate in the Plan as of the first day of the month following their date of hire.

                       Contributions

                       Plan participants may contribute to the Plan up to 17% of their compensation, as defined. The Company does not make matching contributions. For the period ended December 31, 1997, the first $9,500 of an employee's contribution was contributed on a before-tax basis; contributions in excess of $9,500 were on an after-tax basis. The pre-tax contribution limit is indexed annually for inflation.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union

                                       NOTES TO FINANCIAL STATEMENTS (unaudited)
================================================================================

                       Participant Accounts

                       Each participant's account is credited with the participant's contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       Effective January 1, 1997, participants may direct contributions, in multiples of 1% increments, to the following investment options provided by CIGNA:

                       (1)  Fixed Income Fund - This fund consists of the CIGNA
                            -----------------
                       Guaranteed Income Fund, a fund that seeks to preserve
                       capital plus attractive fixed income returns.

                       (2)  Equity Income Fund - This fund consists of the
                            ------------------
                       Fidelity Equity Income II Fund, a fund that seeks a
                       combination of capital growth and current income.

                       (3)  Balanced Fund - This fund consists of the CIGNA
                            -------------
                       Lifetime Funds. This group of funds is based on the life-
                       cycle theory of investing that different bond/stock mixes
                       are appropriate for individuals at different stages of
                       their lives. These funds seek a combination of growth,
                       income and capital preservation through stocks, bonds,
                       and short-term investments. The funds consist of the
                       CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40,
                       CIGNA Lifetime50 and CIGNA Lifetime60.

                       (4)  Indexed Fund - This fund consists of the CIGNA Stock
                            ------------
                       Market Index Account. This fund invests in common stocks
                       that seek to match the performance of the Standard &
                       Poor's 500 Composite Stock Price Index which provides
                       investors with long-term growth of capital and income.

                       (5)  Growth Funds - The growth funds consist of the
                            ------------
                       Fidelity Contra Fund and the Founders Growth Fund. Both
                       of these funds seek long-term capital appreciation from
                       equities with little or no need for current income.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union

                                       NOTES TO FINANCIAL STATEMENTS (unaudited)
================================================================================

                       (6) Aggressive Growth Fund - This fund consists of the
                           ----------------------
                       PBHG Growth Fund, a fund that seeks potentially rapid
                       growth of capital associated with investing in small
                       capitalization companies with strong balance sheets.

                       (7) International Fund - This fund consists of the Janus
                           ------------------
                       Worldwide Fund, a fund that seeks potentially increased
                       returns from participation in foreign and domestic stock
                       markets as well as diversification benefits.

                       (8) Samsonite Stock - Funds are invested in shares of the
                           ---------------
                       Company's common stock. The fund is comprised of the
                       underlying company stock and a short-term cash component
                       to provide liquidity for daily trading.

                       Vesting

                       Participants' contributions to the Plan and earnings thereon are 100% vested.

                       Payment of Benefits

                       Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. Participants who terminate employment and have a balance not exceeding $3,500 receive a lump-sum.

                       Administrative Expenses

                       The Company provides certain services and pays all administrative expenses of the Plan.

2.  Investments        The fair value of investments that individually
                       represent 5% or more of the Plan's net assets are as
                       follows:

                       December 31,                                      1997
                       ------------------------------------------------------

                       Guaranteed Income Fund                           4,528
                       Lifetime 20                                        919
                       Fidelity Equity Income II Fund                     530
                       ======================================================

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union
                                                                      Schedule 1
         Items 27a - Schedule of Assets Held for Investment Purposes (unaudited)
================================================================================

                                                                EIN:  36-3511556
                                                                 Plan Number 007

December 31, 1997
-------------------------------------------------------------------------------

(a)                   (b)                          (c)           (d)       (e)
*                                                 Number                Current
                Identity of issue               of shares      Cost      value
-------------------------------------------------------------------------------


               Guaranteed Income Fund              170       $4,528     $4,528
               Lifetime 40                           9          115        155
               Lifetime 20                          55          909        919
               Fidelity Equity Income II Fund       15          353        530

*  There were no non-exempt party-in-interest transactions.